

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 17, 2009

Mr. José Antonio Guaraldi Félix
Chief Executive Officer
Net Servicos de Comunicação S.A.
Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil

> **Net Servicos de Comunicação S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed April 23, 2009**
> **File No. 0-28860**

Dear Mr. Félix:

We have reviewed your supplemental response letter dated August 3, 2009 as well as the above referenced filings and have the following comments. As noted in our comment letter dated July 6, 2009, we have limited our review to your Form 20-F and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 20-F for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis, page 54

Critical Accounting Policies, page 57

1. We have reviewed your response to comment two from our letter dated July 6, 2009 and the information presented to your chief operating decision maker. It appears that Pay TV and Virtual Broadband are each separate segments under SFAS 131. We believe that each of these components constitute an operating segment as discrete financial information is presented to your chief operating decision maker on a monthly basis. We note that this information contains product margins which the chief operating decision maker can use to make decisions about resources to be allocated and assess performance.

If you believe the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis and financial information for all periods presented in your filing. In addition to your analysis of paragraphs 17.a through 17.e, please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Each of the above operating segments is also a reporting unit when testing goodwill for impairment. You should allocate goodwill to these reporting units and perform your 2008 annual impairment test again. Also provide us with revised disclosures that address comment one in our letter dated July 6, 2009.

2. We note your response to comment one from our letter dated July 6, 2009 in which you provide a discussion of your historical cash flow growth rates from 2006-2008 of 52.4%. Since this growth rate includes a major acquisition, please disclose the impact of the acquisition on your historical growth rates and how you consider this in determining the growth rate used in your cash flow projections.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director